News Release

For Immediate Release

WEST FRASER ANNOUNCES FIRST QUARTER 2024 RESULTS
VANCOUVER, B.C., April 23, 2024 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) reported today the first quarter results of 2024 ("Q1-24"). All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.
First Quarter Highlights
•Sales of $1.627 billion and earnings of $35 million, or $0.42 per diluted share
•Adjusted EBITDA1 of $200 million, representing 12% of sales
•Lumber segment Adjusted EBITDA1 of $10 million
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $188 million
•Pulp & Paper segment Adjusted EBITDA1 of $3 million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $(1) million
•Repurchased 105,666 shares for aggregate consideration of $8 million
•Completed sale of Hinton pulp mill to Mondi Group plc
•Subsequent to quarter-end, completed sale of Quesnel River Pulp mill and Slave Lake Pulp mill to Atlas Holdings
•Subsequent to quarter-end, announced dissolution of Cariboo Pulp & Paper ("CPP") 50/50 JV with Mercer, and West Fraser's continuation as sole owner/operator of CPP

“Our North American OSB, plywood and other engineered products had another strong quarter in Q1-24, with robust demand driven by strength in new home construction, which carried over from the fourth quarter. This was in contrast to ongoing demand softness in our European EWP business and North American lumber business, particularly for SYP lumber with its greater relative exposure to repair and remodelling applications,” said Sean McLaren, West Fraser’s President and CEO.
"While some of our wood building products still face near-term demand uncertainties, we remain optimistic in our ability to continue managing through current markets, executing on our strategy with the strong balance sheet, people and expertise to handle whatever comes our way. We continue to make progress optimizing our portfolio of assets and investing capital to modernize mills and lower costs across our platform, creating a more resilient organization. Of note, we are already seeing early financial benefits from the recent closures of some of our higher-cost lumber mills. Finally, we completed the disposition of three of our pulp and paper mills and are now the sole owner and operator of CPP following the dissolution of our joint venture. These developments took considerable effort and perseverance across the organization and are a key part of our ongoing optimization strategy, making the company stronger and benefiting all our stakeholders.”
1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Results Summary

First quarter sales were $1.627 billion, compared to $1.514 billion in the fourth quarter of 2023. First quarter earnings were $35 million, or $0.42 per diluted share, compared to $(153) million, or $(1.87) per diluted share in the fourth quarter of 2023. First quarter Adjusted EBITDA was $200 million compared to $97 million in the fourth quarter of 2023.
Liquidity and Capital Allocation
Cash and short-term investments decreased to $711 million at March 29, 2024 from $900 million at December 31, 2023.
Capital expenditures in the first quarter were $122 million.
We paid $24 million of dividends in the first quarter, or $0.30 per share, and declared a $0.30 per share dividend payable in the second quarter of 2024.
On February 27, 2024, we renewed our normal course issuer bid ("2024 NCIB"), which allows us to acquire up to 3,971,380 Common shares for cancellation from March 1, 2024 until the expiry of the bid on February 28, 2025. From January 1, 2024 to April 22, 2024, 296,307 total shares have been repurchased under both the prior NCIB and the 2024 NCIB.
As of April 22, 2024, we have repurchased for cancellation 41,872,902 of the Company’s shares since the closing of the acquisition of Norbord on February 1, 2021 through the completion of a substantial issuer bid ("SIB") in 2021, completion of a SIB in 2022 and normal course issuer bids, equalling 77% of the shares issued in respect of the Norbord Acquisition.
Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improved housing affordability from stabilization of inflation and interest rates, a large cohort of the population entering the typical home buying stage, and an aging U.S. housing stock are expected to drive new home construction and repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.32 million units in March 2024, with permits issued of 1.46 million units, according to the U.S. Census Bureau. While there are near-term uncertainties for new home construction, owing in large part to interest rates and the direction of changes to mortgage rates and the resulting impact on housing affordability, unemployment remains relatively low in the U.S. And although central bankers across North America have indicated that rates may be higher for longer, the latest rate hiking cycle appears to be over with U.S. rate futures indicating potential for one or more rate cuts later in the year. However, demand for new home construction and our wood building products may decline in the near term should the broader economy and employment slow or the trend in interest rates negatively impact consumer sentiment and housing affordability.

Although we continue to experience near-term softness for MDF and particleboard panel products in Europe and the U.K., we are experiencing slightly better demand for our OSB products early in 2024. We continue to expect demand for our European products will grow over the longer term as use of OSB as an alternative to plywood grows. Further, an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. Near-term risks, including relatively high interest rates, ongoing geopolitical developments and the lagged impact of recent inflationary pressures, may cause further temporary slowing of demand for our panel products in the U.K. and Europe. Despite these risks, we are confident that we will be able to navigate through this period and capitalize on the long-term growth opportunities ahead.
With the recent developments in our Pulp & Paper segment, namely the disposition of one UKP mill and two BCTMP mills, we expect the financial impact of the Pulp & Paper segment to be less significant and to contribute much less variability to our consolidated results going forward.
Operations
We continue to expect total lumber shipments in 2024 will be largely similar to 2023 levels. The acquisition of Spray Lake lumber mill and reliability and capital improvement gains across our lumber mill portfolio will be largely offset by capacity reductions from the recently announced permanent closures and indefinite curtailments. However, persistently weak market conditions have increased the downside risk to our current shipments guidance, particularly for SYP. That notwithstanding, for now we reiterate 2024 SPF shipments guidance of 2.6 to 2.8 billion board feet and SYP shipments of 2.7 to 2.9 billion board feet.
In our NA EWP segment, we continue to expect 2024 OSB shipments to be consistent with 2023 levels and reiterate shipments guidance of 6.3 to 6.6 billion square feet (3/8-inch basis) this year. Start-up of the Allendale mill continues to progress and we still anticipate a ramp-up period for the mill of up to three years to meet targeted production levels. We expect our overall OSB platform to be better and lower cost with a modern Allendale facility operating, and as with all our wood products operations, demand is a key input in determining our operating schedules across our manufacturing footprint. Input costs for the NA EWP business are expected to be relatively stable through 2024.
In our Europe EWP segment, we expect near-term demand weakness to persist for our panel products, although 2024 shipments of MDF, particleboard and OSB are now expected to be similar or slightly better than 2023 levels. For OSB, we reiterate shipments guidance in the range of 0.9 to 1.1 billion square feet (3/8-inch basis). Input costs for the Europe EWP business, including energy and resin costs, are expected to stabilize in 2024 but remain elevated.
In Q1-24, we continued to experience moderation of costs and improved availability for inputs across our supply chain, including resins and chemicals, although labour availability and some capital equipment lead times remained challenging. We expect these trends to largely continue over the near term.
Based on our current outlook, assuming no deterioration from current market demand conditions during the year and no additional lengthening of lead times for projects underway or planned, we continue to anticipate that we will invest approximately $450 million to $550 million in 20241.
Management Discussion & Analysis ("MD&A")
Our Q1-24 MD&A and interim consolidated financial statements and accompanying notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar under the Company’s profile.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Sustainability Report
West Fraser’s 2023 Sustainability Report is available on the Company’s website at www.westfraser.com. This report summarizes our Environmental, Social, and Governance ("ESG") performance with a focus on our people, communities and role of our products in the carbon cycle. It is aligned with the Sustainable Accounting Standards Board ("SASB"), Global Reporting Initiative ("GRI"), the Task Force on Climate-Related Financial Disclosures ("TCFD") and CDP (formerly the Carbon Disclosure Project).
Risks and Uncertainties
Risk and uncertainty disclosures are included in our 2023 Annual MD&A, as updated in the disclosures in our Q1-24 MD&A, as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.
Conference Call
West Fraser will hold an analyst conference call to discuss the Company’s Q1-24 financial and operating results on Wednesday, April 24, 2024, at 7:00 a.m. Pacific Time (10:00 a.m. Eastern Time). To participate in the call, please dial: 1-888-390-0605 (toll-free North America) or 416-764-8609 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Sean McLaren, President and Chief Executive Officer.
Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.
About West Fraser
West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, we produce lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. Our products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements
This news release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this news release include references to the following and their impact on our business:
•demand in North American and European markets for our products, including demand from new home construction, repairs and renovations and industrial and commercial applications;
•the impact of rising and elevated interest rates and inflationary pressures on mortgage rates and housing affordability;
•the anticipated growing market penetration of mass timber;
•the anticipated moderation of interest rates;
•the anticipated moderation of costs and availability constraints for transportation, raw materials and energy over the near term and continued challenges on labour availability and capital equipment lead times;
•operational guidance, including projected shipments, moderation of inflationary cost pressures on our input costs, transportation, raw materials and energy constraints and projected capital expenditures; and
•the continuation of investments in our assets and the maintenance of our financial flexibility and our low-cost position as competitive advantages.

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of persistently weak market conditions on our ability to meet our current lumber shipment guidance, in particular downside risk to shipment guidance, particularly for SYP, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East;
•continued increases in interest rates and inflation and sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips;

•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•transportation constraints may continue to negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•our ability to continue to maintain effective internal control over financial reporting;
•finalization of certain post-close working capital adjustments and purchase price allocation relating to the sale of Quesnel River Pulp mill and Slave Lake Pulp mill;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•our ability to continue to maintain effective internal control over financial reporting;
•finalization of certain post-close working capital adjustments and purchase price allocation relating to the purchase of Spray Lake Sawmills (1980) Ltd.;
•the risks and uncertainties described in the MD&A and the 2023 Annual MD&A; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2023 Annual MD&A and the Q1-24 MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Non-GAAP and Other Specified Financial Measures
Throughout this news release, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Adjusted EBITDA and Adjusted EBITDA by segment
Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.
Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and that should not, in our opinion, be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.
The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measure, earnings.
Quarterly Adjusted EBITDA
($ millions)

	Q1-24	Q4-23
Earnings (loss)	$35	$(153)
Finance income, net	(9)	(14)
Tax provision (recovery)	15	(50)
Amortization	138	136
Equity-based compensation	4	15
Restructuring and impairment charges	10	134
Other expense	7	30
Adjusted EBITDA	$200	$97
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS measure for Adjusted EBITDA by segment as operating earnings is the IFRS measure most used by the chief operating decision maker when evaluating segment operating performance.

Quarterly Adjusted EBITDA by segment
($ millions)

Q1-24	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(52)	$117	$3	$(14)	$(7)	$48
Amortization	50	71	3	12	3	138
Equity-based compensation	—	—	—	—	4	4
Restructuring and impairment charges	12	—	(2)	—	—	10
Adjusted EBITDA by segment	$10	$188	$3	$(1)	$—	$200

Q4-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(228)	$74	$(7)	$(10)	$(17)	$(187)
Amortization	48	69	3	13	3	136
Equity-based compensation	—	—	—	—	15	15
Restructuring and impairment charges	128	—	6	—	—	134
Adjusted EBITDA by segment	$(51)	$143	$2	$3	$—	$97
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for 2024 based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects to reduce greenhouse gas emissions. This measure assumes no deterioration in current market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2023 Annual MD&A and Q1-24 MD&A.

For More Information

Investor Contact
Robert B. Winslow, CFA
Director, Investor Relations & Corporate Development
Tel. (416) 777-4426
shareholder@westfraser.com
Media Contact
Joyce Wagenaar
Director, Communications
Tel. (604) 817-5539
media@westfraser.com